ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 7, 2021	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:

Comments on Registration Statement on Form N-14 (File No. 333-253948), filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2021, amended on March 12, 2021 solely for the purpose of fixing a typographical error in the auditor’s consent (the “Registration Statement”), of State Street Institutional Investment Trust (the “Registrant”), on behalf of two of its series, State Street U.S. Core Equity Fund (the “Equity Fund”) and State Street Income Fund (the “Income Fund” and together with the Income Fund, the “Funds” and in context, each a “Fund”)

Ladies and Gentlemen:

This letter responds to the comments that Mr. John Kernan of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on March 23, 2021. The Registration Statement relates to the reorganizations of the General Electric RSP Income Fund and the General Electric RSP U.S. Equity Fund (together, the “Current RSP Funds”) into the Income Fund and the Equity Fund, respectively. The Registrant intends to file a post-effective amendment to the Registration Statement on Tuesday April 13, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, reflecting the changes to disclosure identified below (the “Post-Effective Amendment”). The Registrant intends that the Post-Effective Amendment will be effective immediately upon filing. For convenience of reference, each of the Staff’s comments is summarized before the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

I.	Accounting Comments

1.

With respect to the section titled “Appendix C – Determination of Net Asset Value and Pricing of Fund Shares” the Staff notes that the Funds’ securities valuation policies are discussed by reference to disclosure in other regulatory documents and/or references to guidelines established by the Board of Trustees. We also note certain of these references, including documents included in the amendment to the registration statement on Form N-1A filed on January 28, 2021 by the Registrant on behalf of the Funds pursuant to

Rule 485(a) under the Securities Act of 1933, as amended (the “485(a) Filing”), again refer to guidelines established by the Board of Trustees. Notwithstanding disclosure stating no substantial difference in accounting policies exist as between the Current RSP Funds and the Funds, given the importance of the valuation policies to the reorganizations, please add a more robust discussion of securities valuation and any differences that may exist between the valuation policies of the Current RSP Funds and the Funds.

Response: As discussed with Mr. Kernan, the Registrant has determined that there are no material differences between the way that the Current RSP Funds value their securities and the way that the Funds will value their securities. The Boards of each of the Current RSP Funds and the Funds oversee the activities of the same valuation committee of the Adviser, which serves as investment adviser to both the Current RSP Funds and Funds. In making valuation determinations, the Adviser’s valuation committee applies the same valuation process and methods.

2.

With respect to the section titled “Section A – Summary – Costs of the Reorganizations,” in correspondence, please confirm that the total amounts of transaction costs shown on Page 3 encompass all costs associated with items (i)-(iv) in the prior paragraph. Please consider stating the rationale for allocating certain reorganization costs to parties other than the Funds and consider stating the amounts to be borne by parties other than the Funds.

Response: The Registrant intends to revise the amounts listed on Page 3 from $227,453 to $225,586 for the Income Fund and from $679,669 to $903,366 for the Equity Fund. The Registrant confirms that the total amounts of transaction costs shown on Page 3, as revised, encompass the total expected costs associated with items (i)-(iv) in the prior paragraph. With respect to the comment regarding providing a rationale for allocating certain reorganization costs to parties other than the Funds and stating the amounts to be borne by parties other than the Funds, the Registrant has reviewed its disclosure and declines to make any changes in response to this comment.

3.

In regards to portfolio repositioning, please consider adding disclosure in the question and answer section as to whether or not the reorganization is expected to trigger planned or required repositioning, with the exception of any sales of securities related to certain restricted foreign markets. The current disclosure provides that there are no anticipated material changes in the Funds’ investment portfolios, but it does not discuss whether there is any anticipated planned or forced selling to reposition the portfolios (with the exception of those restricted foreign markets).

Response: As discussed with Mr. Kernan, neither of the Current RSP Funds expect to reposition their portfolios prior to the Reorganizations and the disclosure in the Registration Statement will be updated accordingly. Currently, after the Reorganization the Equity Fund anticipates to increase its holdings in two security positions of the corresponding Current RSP Fund in an amount approximating 1.3% of the Fund’s net assets.

4.

Under the Section titled “Synopsis of Reorganization 2 – Comparison of General Electric RSP Income Fund and State Street Income Fund,” please consider adding disclosure addressing the implications for shareholders, if any, due to the change in fiscal year end and indicate that the change in fiscal year end applies to both book and tax year ends.

Response: In response to this comment, the Registrant will add the following disclosure:

The change in the fiscal year end will also correspond to a change in the tax year end. For shareholders of the Current RSP Funds, this will mean, among other changes, a change in the timing of delivery of certain Fund documents, including annual and semi-annual shareholder reports and may result in a change in the timing of receipt of Fund distributions.

5.

In the table included in the section titled “Section B – Additional Information About Each Reorganization – Table C-1 – Actual and Pro Forma Capitalization of each Current RSP Fund and each Acquiring Fund,” please show the costs of each Reorganization to be borne by the Funds as an adjustment to this capitalization table.

Response: The Registrant has reviewed its disclosure and declines to make any changes in response to this comment.

6.

Please address whether or not each Reorganization is expected to trigger additional income or capital gain distributions and consider clarifying this point through disclosures on Pages 3 and 23 regarding distributions.

Response: In response to this comment, the Registrant will add the following disclosure to Page 3 and 23:

The Reorganizations are not expected to result in material income or capital gain distributions.

7.

The Staff notes variances in General Electric RSP U.S. Equity Fund’s one-year after tax performance in the N-14 as compared to the 485(a) Filing. Please confirm the accuracy of this data in the Registration Statement and the 485(a) Filing.

Response: In response to this comment, the Registrant will amend the figures so they are consistent between the Registration Statements.

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Please feel free to contact me at (617) 951-7114 to discuss any questions or comments you have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann
Ropes & Gray LLP

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